March 31, 2005

Mail Stop 04-09

Mr. Alejandro Elsztain, Chief Executive Officer
Alto Palermo S.A. (APSA)
Moreno No. 877, 22nd  Floor (C1091AAQ)
Buenos Aires, Argentina

RE:	Alto Palermo S.A. (APSA)
            File No.  0-30982
	Form 20-F for the year ended June 30, 2004

Dear Mr. Elsztain :

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 16 Differences between Argentine GAAP and US GAAP

I. Differences in measurement methods
1. Refer to notes 7 and 8 on page F-29 relating to the gains recorded in connection with the repurchase of debt. Explain to us the nature of your relationship with the Senior Notes holders. If they are related parties, explain to us how you considered footnote 1 of APB
26 in preparing your reconciliation to US GAAP. Often, under US GAAP, the extinguishments of debt among related parties are, in substance, capital transactions.





k) Securitization Accounting, page F-42
2. Supplementally provide us an analysis that quantifies and describes each significant component of the securitization accounting adjustment, and consider expanding this note in future filings accordingly.
3. Explain to us the terms of the credit protection for investors as mentioned in note 11, how you account for the cash reserves for losses relating to these agreements and how you considered these matters in preparing your reconciliation to US GAAP. In particular, explain to us why receivables that are transferred with recourse qualify for sale treatment rather than as a secured borrowing. Refer to the guidance in paragraph 113 of SFAS 140.
4. Tell us where in the financial statements you reported the gain or loss on the sale of receivables and how you considered this presentation in preparing your reconciliation to US GAAP. Refer to paragraph 11 of SFAS 140 and consider expanding this note in future filings accordingly.

u) Accounting for convertible securities, page F-46
5. We note that you applied APB 14 to your convertible notes under US
GAAP. Explain to us how you considered the provisions of EITF 98-5 and 00-27 as well in preparing your reconciliation to US GAAP, and consider expanding this note in future filings accordingly.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your letter on
EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and




* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response on EDGAR. If you have any questions, you may contact
Jorge L. Bonilla at (202) 942-1993 or me at (202) 942-1975.


Sincerely,



Cicely Luckey

Branch Chief
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Alto Palermo S.A. (APSA)
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